Baltia Air Lines, Inc.
              Written Consent of Shareholders
                     November 12, 1998

The undersigned, being the holders of a majority of the outstanding stock of Baltia Air Lines, Inc., on this day at Baltia's Corporate Offices and at the Counsel's Office passed the following:

     1. Resolved, that the Company's 1.2 to 1 reverse stock split is hereby authorized, effective as of September 30, 1998.

     2. Resolved, that the Company is hereby authorized to amend its Certificate to authorize 500,000 shares of preferred stock at $.01 par value, in lieu of the existing 15,000 preferred shares of no par value.

     3. Resolved, that the Company is hereby authorized to issue 82,500 preferred shares to convert $825,000 of bridge notes. Each preferred share converts automatically in two shares of common stock on the 90th day following the date of the Company's IPO closing, unless redeemed earlier by the Company. The Company may redeem the preferred shares at $15 per share, on written 20 days notice. Each preferred share carries a 10% coupon, payable at the time of redemption.

     4. Resolved, that the Company is authorized to convert bridge warrants into regular warrants at the time preferred shares are converted into common stock.


Consented by: [signed: Igor Dmitrowsky]     430,917 shares
                   Igor Dmitrowsky

Consented by [signed: Walter Kaplinsky]      61,042 shares
                   Walter Kaplinsky

Consented by: [signed: Steffanie J. Lewis]  158,333 shares
                   Steffanie Lewis